GIX
Green Impact
Exchange

July 22, 2025

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street NE
Washington DC 20549

Re: Green Impact Exchange, LLC: Form 1 Amendment

Dear Trading and Markets Staff:

On behalf of Green Impact Exchange, LLC ("GIX"), and in connection with GIX's Form 1 that is on file with the Securities and Exchange Commission, enclosed please find an Executed Form 1 and the following revised exhibits:

- Exhibit C, reporting: (i) a change of address for Green Exchange, PBC ("GEPBC"), GIX's parent organization; and (ii) the formation of Greendex LLC, a subsidiary of GEPBC and an affiliated entity of GIX.

- Exhibit J, updating the Board of Directors and the Officers of GIX.

Please contact me if you have any questions.

Sincerely,

James G. Buckley
Chief Regulatory Officer

Office: 646-512-9078
Mobile: 332-295-0232
jbuckley@tradegix.com
250 Park Avenue, 7th Fl
New York, NY 10177
www.tradegix.com

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	April 30, 2028
Estimated average burden	
hours per response	880.00
Per amendment	25.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**

   Attach an Execution Page (Page 1) with original manual signatures.

   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**

- Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

  An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

- Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

  Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

- It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

- It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a2.

  No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

- This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   X AMENDMENT

1. State the name of the applicant: Green Impact Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
250 Park Avenue, 7th Fl., New York, NY 10177

25000282

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
(646) 512-9078 (Telephone)   N/A (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
James G. Buckley (Name)   Chief Regulatory Officer (Title)   (332) 295-0232 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Corporate Legal Counsel: John D. Martini, Polsinelli PC, Three Logan Square, 1717 Arch Street, Philadelphia, PA 19103

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐
X Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 02/17/2023 (b) State/Country of formation: Delaware, USA
(c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: July 21, 2025 (MM/DD/YY)   Green Impact Exchange, LLC (Name of applicant)

By: [signature] (Signature)   James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this day 21ST July (Month) 2025 (Year) by [signature] (Notary Public)

My Commission expires 08/05/2028 County of Westchester State of NY

Joseph Cinicolo
Notary Public, State of New York
Reg. No. 01CI0027568
Qualified in Westchester County
Commission Expires August 5, 2028

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Form 1 Page 2	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, ~~and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.~~

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit ☐ For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Describe the manner of operation of the System. This description should include the following:

Exhibit E

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

A complete set of all forms pertaining to:

Exhibit F

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member, participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G — A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users. Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H — A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I — For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J — A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L

Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N

Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Green Impact Exchange, LLC
Date of filing: July 22, 2025
Date as of which the information is accurate: July 22, 2025

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has contractor or other agreement relating to the operation of an electronic trading systems to be used to effect transactions on the exchange ("System"), provide the following information: 1. Name and address of organization 2. Form of organization (e.g., association, corporation, partnership, etc.) 3. Name of state and statute citation under which organized. Date of incorporation in present form. 4. Brief description of nature and extent of affiliation. 5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System. 6. A copy of the constitution. 7. A copy of the articles of incorporation or association including all amendments 8. A copy of existing by-laws or corresponding rules or instruments. 9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions. 10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Affiliates of the Exchange:

Green Exchange, PBC ("GEPBC").

1. Address: 250 Park Avenue, 7th Fl, New York, NY 10177

2. Public Benefit Corporation

3. Delaware, pursuant to Sections 101, 108(c) and 361 of the Delaware General Corporations Law. Date of Formation is January 21, 2022.

4. Nature of Affiliation: GEPBC is the sole member of Green Impact Exchange, LLC ("GIX LLC" or the "Exchange"). Pursuant to Article VII, Section 7.04 of the First Amended and Restated Limited Liability Company Agreement of Green Impact Exchange, LLC (the GIX LLC Agreement), GEPBC will elect all directors of the Board of Directors of the Exchange (the "GIX Board"), except for those Directors approved by GIX LLC members pursuant to Article VII, Section 7.04(b) of the GIX LLC Agreement. GEPBC will have the right to nominate up to three (3) directors to the GIX LLC Board, pursuant to the process described in Article III, Section 3.01(c) of the First Amended and

Restated Bylaws of Green Exchange, PBC. Exchange Members who are not also shareholders of GEPBC will not have any ownership interest in the Exchange.

5. GEPBC is a Delaware public benefit corporation that was formed for the purpose of (i) incentivizing companies to reduce the environmental costs and impacts of operations, establish sustainable corporate governance standards, and embed green behaviors and feedback into all levels of the company; (ii) educating investors regarding public companies' commitments to green values as a core element of their mission; and (iii) amplifying investors' influence regarding public companies achieving green commitments. GEPBC is the holding company for GIX LLX membership interests, and GEPBC does not and will not have day-to-day operational responsibilities in connection with the operation of the System.

6. N/A

7. Attached

8. Attached

9. Officers/Governors/Members of standing committees:

GEPBC:

Daniel M. Labovitz, Chief Executive Officer; Director; Board Chair

Charles P. Dolan, President and Chief Operating Officer

Alexander Kontoleon, Chief Strategy Officer, Corporate Secretary

Robert Wotczak, Director

John Martini, Director

GIX LLC: See Ex. J.

10. N/A

<u>Greendex LLC</u>

1. 250 Park Avenue, 7th Fl., New York, NY 10177

2 Limited Liability Company

3.Delaware, Delaware Limited Liability Company Act, Chapter 18, Title 6, July 9, 2025

4. Subsidiary of GEPBC; affiliate of GIX

5. No business functions at present.

6. N/A

7. Certificate of Formation attached.

8. N/A

9. Daniel Labovitz, CEO

10. N/A

Contractors responsible for operation of the System

GIX LLC has contracted with MEMX Technologies LLC ("MEMX Technologies") to operate the System. MEMX Technologies will supply the resources, technology, and connectivity necessary to operate all core services of the System.

1. MEMX Technologies LLC (f/k/a EXM Technologies LLC). Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. Limited Liability Corporation

3. Delaware, pursuant to Delaware Limited Liability Company Act, 6 Del. C. Section 18 101 et seq. Date of Formation is October 3, 2018.

4. Nature of Affiliation: Contractor. GIX LLC has contracted with MEMX Technologies to operate the System. MEMX Technologies is affiliated with the MEMX LLC and MEMX2 LLC Exchanges (together, the "MEMX Exchanges"), both of which are registered national securities exchanges. MEMX Technologies develops and operates proprietary trading technology necessary to operate a National Market System-compliant registered securities exchange. MEMX Technologies will be the vendor for GIX for both the hardware and software needed to operate and maintain the System. The MEMX Exchanges are not parties to any contract with, and have no business relationship with, GIX LLC.

5. Brief description of business or functions: MEMX Technologies will supply all necessary hardware and connectivity to operate the System, install market-relevant software on the hardware platform, maintain the hardware and software, including updates to necessary software and systems. GIX will use MEMX Technologies' industry connection software to ensure compliance with trade reporting and clearance functions. All communications hardware will be maintained by MEMX Technologies as GIX's agent. MEMX Technologies will also support intra-day compliance monitoring by GIX and provide timely reporting to GIX's Market Operations staff on any potential Regulation SCI events (direct or indirect) or other operational issues with the System, pursuant to a service level agreement between the parties. All communications between the users of GIX and the System will be monitored and controlled by GIX Market Operations. GIX may contract with MEMX Technologies to handle situations where additional

Market Operations coverage is needed, but those personnel will only be able to access either MEMX Technologies or GIX trade data in the course of a single trading day (which includes the Regular Trading Hours and Pre-Market and Post-Market Sessions), but not both sets of trade data on the same day. The trading platforms operated by MEMX Technologies (including GIX LLC, the MEMX Exchanges, and any other exchanges or trading platforms operated by MEMX Technologies) currently are and will be segregated to ensure that GIX is not deemed to be a facility of the MEMX Exchanges. MEMX Technologies will not disclose information or data (i) about or originating with GIX in its dealings with the MEMX Exchanges; or (ii) about or originating with the MEMX Exchanges in such exchanges' dealings with GIX.

6. N/A.

7. N/A

8. N/A

9. Officers/Governors/Members of standing committees: Jonathan Kellner, Chief Executive Officer Dominick Paniscotti, Chief Technology Officer.

10. N/A

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "GREENDEX LLC", FILED IN THIS OFFICE ON THE NINTH DAY OF JULY, A.D. 2025, AT 1:54 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

10254638 8100
SR# 20253312474

Authentication: 204169931
Date: 07-11-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:54 PM 07/09/2025
FILED 01:54 PM 07/09/2025
SR 20253312474 - File Number 10254638

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is Greendex LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 850 New Burton Road Suite 201 (street), in the City of Dover, Zip Code 19904. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Cogency Global Inc..

By: DocuSigned by: Daniel M. Labovitz 260A9638B7C74AC
Authorized Person

Name: Daniel M. Labovitz
Print or Type

Green Impact Exchange, LLC
Date of filing: July 22, 2025
Date as of which the information is accurate: July 10, 2025

Exhibit J
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. *Name.*
2. *Title.*
3. *Dates of commencement and termination of term of office or position.*
4. *Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)*

Green Impact Exchange, LLC ("GIX") Board of Directors

Name	**Classification**	**Date of Commencement**
Daniel Labovitz (Board Chairperson)	Industry/HoldCo Investor/Chief Executive Officer	July 10, 2025
Charles P. Dolan	Industry/HoldCo Investor/President	July 10, 2025
[TBD]	Member Representative	
[TBD]	Member Representative	
[TBD]	Issuer Represenative	
Maria Mahl[1]	Non-Industry/Independent	July 10, 2025
Oscar Onyema	Non-Industry/Independent	July 10, 2025
William Bender	Non-Industry/Independent	July 10, 2025
James Andrus	Non-Industry/Independent	July 10, 2025
Kirk Kellogg	GEPBC Board Representative Director	July 10, 2025

Officers of GIX

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. (**Officer positions marked with an asterisk are cross-appointed as officers in the same positions for both GEPBC and the Exchange.**)

[1] Maria Mahl was designated to serve as the Lead independent Director on July 10, 2025.

Title	Name	Commencement Date
Chief Executive Officer*	Daniel M. Labovitz	July 10, 2025
President*	Charles P. Dolan	July 10, 2025
Chief Operating Officer	Paul J. Bauccio	July 10, 2025
Chief Regulatory Officer	James G. Buckley	July 10, 2025
Chief Sustainability Officer	Shelley Goldberg	July 10, 2025
Vice President, Operations and Strategy; Secretary*	Alex Kontoleon	July 10, 2025
Chief Trading and Technology Officer	[TBD]	
Chief Legal Officer*	[TBD]	
Chief Financial Officer*	[TBD]	

<u>Committees of GIX Board of Directors</u>

The Chairperson of each committee is denoted with an asterisk.

Appeals Committee

Name	Classification	Date of Commencement
Maria Mahl*	Independent Director	July 10, 2025
William Bender	Independent Director	July 10, 2025
[TBD]	Member Representative Director	

Nominating Committee

Name	Classification	Date of Commencement
Charles P. Dolan*	Industry/ Holdco Investor	July 10, 2025
William Bender	Independent Director	July 10, 2025
[TBD]	Issuer Representative Director	

Finance and Risk Committee

Name	Classification	Date of Commencement
William Bender*	Independent Director	July 10, 2025
Kirk Kellogg	GEPBC Board Representative Director	July 10, 2025
Charles P. Dolan	President/*ex officio*	July 10, 2025

Member Nominating Committee

Name	Classification	Date of Commencement
[TBD]	Member Representative Director	
[TBD]	Member Representative Director	
[TBD]	Member Representative Director	

Regulatory Oversight Committee

Name	Classification	Date of Commencement
Oscar Onyema*	Independent Director	July 10, 2025
James Andrus	Independent Director	July 10, 2025
[TBD]	Issuer Representative Director	

Governance and Sustainability Oversight Committee

Name	Classification	Date of Commencement
Maria Mahl*	Independent Director	July 10, 2025
James Andrus	Independent Director	July 10, 2025
[TBD]	Member Representative Director	
Daniel M. Labovitz	CEO/*ex officio*	July 10, 2025